BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, July 8, 2011

To the Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re: Notice of Material Event-the acquisition by Tarjeta Naranja S.A., a subsidiary of Banco de Galicia y Buenos Aires S.A., of a 24% ownership stake in Tarjeta Naranja Peru S.A.C.

Dear sirs,

We are writing to inform you that Tarjeta Naranja S.A., a company indirectly controlled by Banco de Galicia y Buenos Aires S.A., has acquired 240 shares of Tarjeta Naranja Peru S.A.C. (“TNP”), which represents a 24% ownership stake of the total shares of TNP.

TNP is a legal entity incorporated under the laws of the Republic of Peru; TNP’s main corporate purpose is to develop the business model of Tarjeta Naranja S.A. in an effort to promote the issuance and commercialization of a credit card in the Republic of Peru by Banco de Crédito del Peru S.A.C. The marketing of this credit card will be directed towards the retail consumer segments.

Yours faithfully,

Patricia M. Lastiry
Attorney-in-fact
Banco de Galicia y Buenos Aires S.A.